Exhibit 99.1

Millar Western Forest Products Ltd.

Condensed Interim Financial Statements
March 31, 2014

Millar Western Forest Products Ltd.
Condensed Interim Statement of Financial Position
(Unaudited)

(expressed in thousands of Canadian dollars)

	March 31,	December 31,
	2014	2013
	$	$

Assets

Current assets
Cash and cash equivalents	23,538	47,219
Restricted cash (note 3)	359	7,977
Accounts and other receivables	36,868	37,981
Inventories (note 4)	115,486	75,562
Prepaid expenses	7,038	9,868

	183,289	178,607

Property, plant and equipment	169,981	175,033
Intangible assets	38,803	40,100
Other assets	365	2,534

	392,438	396,274

Liabilities

Current liabilities
Accounts payable and accrued liabilities	40,239	52,227
Financial liabilities – borrowings (note 7)	1,266	2,810
Reforestation obligations	4,257	4,257

	45,762	59,294

Financial liabilities – borrowings (note 7)	247,415	237,371
Asset retirement obligations	1,433	1,217
Other obligations	103	103
Reforestation obligations	12,442	8,863
Deferred income taxes	10,843	9,429
Post-employment benefit obligation	1,480	1,680

	319,478	317,957

Shareholder’s equity

Share capital	65,500	65,500
Retained earnings	7,460	12,817

	72,960	78,317

	392,438	396,274

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Changes in Equity
For the three months ended March 31, 2014 and 2013
(Unaudited)

(expressed in thousands of Canadian dollars)

	Share	Retained	Total
	capital	earnings	equity
	$	$	$

Balance – December 31, 2012	65,500	7,120	72,620

Net loss for the period	-	(4,934)	(4,934)

Balance – March 31, 2013	65,500	2,186	67,686

Balance – December 31, 2013	65,500	12,817	78,317

Net loss for the period	-	(4,607)	(4,607)

Dividends	-	(750)	(750)

Balance – March 31, 2014	65,500	7,460	72,960

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Net Loss and Comprehensive Loss
For the three months ended March 31, 2014 and 2013
(Unaudited)

(expressed in thousands of Canadian dollars)

	Three months ended
		March 31,
	2014	2013
	$	$

Revenue	94,476	96,668

Cost of products sold (excluding depreciation and amortization)	64,065	67,702
Freight and other distribution costs	12,929	14,229
Depreciation and amortization	3,534	3,464
General and administration	4,694	3,425
Other (income) expense (note 8)	(2,037)	3,223

Operating earnings	11,291	4,625

Foreign exchange loss on borrowings	(8,799)	(4,431)

Finance expenses (note 9)	(5,685)	(5,264)

Net loss before income taxes	(3,193)	(5,070)

Income taxes expense (recovery)	1,414	(136)

Net loss and comprehensive loss	(4,607)	(4,934)

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Cash Flows
For the three months ended March 31, 2014 and 2013
(Unaudited)

(expressed in thousands of Canadian dollars)

	Three months ended March 31,
	2014	2013
	$	$
Cash provided by (used in)

Operating activities
Net loss for the period	(4,607)	(4,934)
Adjustments for
Finance expenses	5,685	5,264
Depreciation and amortization	3,534	3,464
Deferred income tax expense (recovery)	1,414	(136)
Unrealized exchange loss on borrowings	8,799	4,431
Unrealized gain on derivative contracts	(536)	(2,555)
Reforestation expense	1,716	2,053
Loss on disposal of property, plant and equipment	48	-
Other	(18)	(435)
Reforestation expenditures	(498)	(354)

	15,537	6,798
Net change in non-cash working capital items (note 12)	(30,625)	(31,924)

	(15,088)	(25,126)

Investing activities
Additions to property, plant and equipment	3,491	(2,898)
Receipt of government grants	-	148
Cash collateral on derivative contracts (note 3)	(359)	2,501
Increase in other assets	-	25

	3,132	(224)

Financing activities
Increase in borrowings	-	11,603
Repayment of borrowings	(423)	(381)
Finance expenses paid	(10,552)	(9,815)
Dividends	(750)	-

	(11,725)	1,407

Decrease in cash and cash equivalents	(23,681)	(23,943)

Cash and cash equivalents – beginning of period	47,219	24,674

Cash and cash equivalents – end of period	23,538	731

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2014
(Unaudited)

1	General information

Millar Western Forest Products Ltd. (the “Company”) is incorporated and located in Canada. The address of the Company’s corporate office is 16640 – 111 Avenue, Edmonton, Alberta, Canada, T5M 2S5.

The Company is a subsidiary of Millar Western Industries Ltd., and the ultimate parent is Hualkeith Investments Ltd.

The Company is an integrated forest products company with facilities in Canada producing lumber and pulp. The lumber segment consists of three sawmill operations that produce and market dimension lumber. The pulp segment consists of a pulp operation that manufactures and markets a number of different grades of bleached chemi-thermo-mechanical pulp (BCTMP).

These condensed interim financial statements were approved for issue on May 8, 2014. All dollar amounts are expressed in Canadian currency and in thousands of dollars, unless otherwise indicated.

These condensed interim financial statements have not been reviewed or audited by the Company’s external auditor.

2	Summary of significant accounting policies

These condensed interim financial statements for the three months ended March 31, 2014, have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The accounting policies adopted are consistent with those of the previous financial year. These condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2013, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

3	Restricted cash

	March 31,	December 31,
	2014	2013
	$	$
Restricted cash
Deposits – US$7.5 million (note 5)	-	7,977
Cash collateral for unrealized derivative contracts	359	-

	359	7,977

The Company has funds on deposit to cover unrealized losses on derivative contracts. Deposits are returned to the Company when the derivative contracts expire or the unrealized loss is reduced. These funds are non-interest bearing.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2014
(Unaudited)

4	Inventories

	March 31,	December 31,
	2014	2013
	$	$

Logs	59,644	24,146
Pulp	21,340	16,917
Lumber	21,203	20,378
Operating and maintenance supplies	13,299	14,121

	115,486	75,562

5	Bioenergy effluent project

In 2012, the Company commenced a bioenergy effluent project (BEP) at its BCTMP mill at Whitecourt, Alberta. The project involves construction and integration of three anaerobic hybrid digesters into the BCTMP mill’s existing aerobic effluent treatment system. The project qualified for a total of $27.5 million in government grants, of which $24.0 million has been received by the Company and expended on the project. The Company has also received $7.9 million in interim financing from HSBC (note 7), which has been applied against the project costs. This interim financing has been extended to May 31, 2014; it is intended that the financing will be further extended, to the project completion date, upon submission of the final budget and schedule.

On November 6, 2013, the Company terminated the contract with the Engineering, Procurement and Construction (EPC) contractor hired to construct the BEP. Upon the termination of the agreement, the Company recovered US$7.5 million (note 3) in letters of credit put in place by the EPC contractor.

In January 2014, the Company concluded termination arrangements with the EPC contractor, including assumption by the Company of the remaining liabilities due to subcontractors. The Company retained the US$7.5 million claimed from the EPC contractor, and has fully applied these funds against the capital spent to date on the project.

6	Revolving credit facility

The Company has a $50 million revolving credit facility maturing July 15, 2015, against which $nil was drawn at March 31, 2014 (December 31, 2013 – $nil), and $3.7 million was committed to standby letters of credit (December 31, 2013 – $3.7 million). The facility is subject to a borrowing formula based upon the Company’s levels of inventory and accounts receivable. The interest rate on this facility is floating and may, at the Company’s option, be based upon the Bank Prime Rate or U.S. Base Rate, plus a spread of 2.00%. The Company also has the option of basing the rate on LIBOR plus a spread of 3.25%. Collateral pledged for the facility is a first charge on all accounts receivable and domestic inventory of the Company.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2014
(Unaudited)

7	Financial liabilities – borrowings

	March 31,	December 31,
	2014	2013
	$	$

Unsecured senior notes – US$210 million	232,155	223,356
Less: Financing expenses	(3,484)	(3,609)
Power purchase rights loan #1	10,314	10,565
Power purchase rights loan #2	1,781	1,954
BEP loan	7,915	7,915

	248,681	240,181
Less: Current portion	1,266	2,810

	247,415	237,371

8	Other income (expense)

	Three months ended
		March 31,
	2014	2013
	$	$

(Loss) gain on disposal of property, plant and equipment	(48)	(1)
Foreign exchange gain	2,005	704
Unrealized gain on derivative contracts	536	2,555
Realized loss on derivative contracts	(456)	(6,481)

	2,037	(3,223)

9	Finance expenses

	Three months ended
		March 31,
	2014	2013
	$	$

Interest expense on borrowings	5,688	5,234
Less: interest capitalized on qualifying assets	98	97

Net interest expense on borrowings	5,590	5,137
Other interest and bank charges	183	158
Interest income	(88)	(31)

	5,685	5,264

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2014
(Unaudited)

10	Financial instruments and financial risk factors

Financial instruments

The estimated fair value of financial instruments is based on relevant market prices and information available at the period end.

Carrying and fair value of financial instruments by category:

	March 31, 2014

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$
Financial assets
Cash and short-term investments	898	22,999	-	23,897	23,897
Accounts receivable
Trade and other	-	36,868	-	36,868	36,868
Other assets	-	365	-	365	365

	898	60,232	-	61,130	61,130

Financial liabilities
Accounts payable
Trade and other	120	-	40,119	40,239	40,239
Borrowings	-	-	248,681	248,681	258,410

	120	-	288,800	288,920	298,649

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2014
(Unaudited)

	December 31, 2013

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and short-term investments	212	54,984	-	55,196	55,196
Accounts receivable
Trade and other	18	40,132	-	40,150	40,150
Other assets	-	365	-	365	365

	230	95,481	-	95,711	95,711

Financial liabilities
Accounts payable
Trade and other	-	-	52,096	52,096	52,096
Borrowings	-	-	240,181	240,181	242,220

	-	-	292,277	292,277	294,316

The fair value of short-term financial assets and liabilities, which include cash and cash equivalents, restricted cash, accounts and other receivables, accounts payable and accrued liabilities, approximates their carrying value, due to the short-term nature of these financial assets and liabilities.

The fair value of the senior notes included in borrowings at March 31, 2014, was estimated to be US$245.5 million (December 31, 2013 – US$228.9 million) based upon the most recent bid price. The fair value of the power purchase rights loans, included in borrowings, at March 31, 2014, was estimated to be $12.9 million, based on a market interest rate assumption of 8.89% .

Financial assets and liabilities recognized on the balance sheet at fair value are classified in a hierarchy that is based on the significance of the inputs used in making the measurements. The three levels of the hierarchy are:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, as derived from prices); and

Level 3 – inputs that are not based on observable market data.

Derivative instruments are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash-flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2014
(Unaudited)

The fair value of fixed commodity forward sale and purchase contracts is calculated using a discounted cash-flow method based on forward commodity prices. The fair value of forward-exchange contracts is calculated using a forward pricing model.

Financial risk management

The Company is exposed to a number of different financial risks arising from the normal course of business. These risk factors include market risks related to commodity pricing. From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter into such agreements for speculative trading purposes. These contracts are generally settled financially, but some may, at the Company’s discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in other income at the time of delivery. Contracts outstanding at the end of the period are recorded at their fair value, and any changes in unrealized gains or losses are included in other income (expense).

At March 31, 2014, the Company had $11.2 million in U.S.-dollar-denominated forward lumber commodity contracts outstanding, resulting in an unrealized gain of US$0.8 million. All the outstanding derivative contracts had terms of less than one year. At December 31, 2013, the Company had $8.5 million in U.S.-dollar-denominated forward lumber commodity contracts outstanding.

A US$10 change in the contract pricing on the outstanding commodity contracts of US$11.2 million would result in a financial impact of $0.3 million.

The impact on earnings of fluctuations in currency rates is partially offset by the corresponding fluctuation in interest payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, the Company may enter into currency contracts to hedge U.S. dollar positions, but does not hold or issue foreign currency financial instruments for speculative or trading purposes. At March 31, 2014, the Company had US$21.0 million (December 31, 2013 – $45.0 million) in outstanding collar options contracts, with a call option range of C$1.0485 – C$1.0500 per US$1.00 and put option range of C$1.0600 – C$1.1000 per US$1.00, and with expiration dates ranging from April 17, 2014 to June 20, 2014. The Company also had US$9.0 million (December 31, 2013 – $5.0 million) in outstanding forward-exchange contracts, with a weighted average contract rate of C$1.1162/US$ 1.00 (December 31, 2013 – C$1.0710/US$ 1.00) . The Company recorded the amount of unrealized loss on these currency contracts for the first quarter of 2014 of $0.1 million (December 31, 2013 –$0.02 million gain) in other (income) expense.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2014
(Unaudited)

11	Segmented information

The Company’s operations are located in Canada. The Company’s reportable segments are strategic business units that manufacture and sell different products. The business units are managed separately, as each business requires different manufacturing technology and marketing strategies. The Company has three reportable segments: lumber, pulp and corporate and other. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures bleached chemi-thermo- mechanical pulp for sale to papermakers worldwide. Included in the corporate and other segment are the combined results from the Company’s management fees and unallocated corporate and other expenses.

The Company evaluates the performance of each segment based upon operating earnings. The Company does not allocate financing expenses or income taxes to its business segments. The Company accounts for inter- segment revenue and transfers as if the transfers were to third parties at current market prices. Results of operations are presented net of these transfers.

Product segments

Lumber

	Three months ended
		March 31,
	2014	2013
	$	$

Revenue from external customers	49,985	47,472

Cost of products sold	(36,890)	(34,053)
Freight and other distribution costs	(3,242)	(2,601)
Depreciation and amortization	(1,704)	(1,675)
Other income (expense)	1,318	(3,518)

Operating earnings	9,467	5,625

Pulp
	Three months ended
		March 31,
	2014	2013
	$	$

Revenue from external customers	44,393	49,104

Cost of products sold	(27,167)	(33,641)
Freight and other distribution costs	(9,687)	(11,628)
Depreciation and amortization	(1,793)	(1,752)
Other income	719	295

Operating earnings	6,465	2,378

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2014
(Unaudited)

Corporate and other
	Three months ended
		March 31,
	2014	2013
	$	$

Revenue from related parties	98	92

Cost of products sold	(8)	(8)
General and administration	(4,694)	(3,425)
Depreciation and amortization	(37)	(37)

Operating loss	(4,641)	(3,378)

Total
	Three months ended
		March 31,
	2014	2013
	$	$

Revenue from external customers and related parties	94,476	96,668

Cost of products sold and general and administration	(68,759)	(71,127)
Freight and other distribution costs	(12,929)	(14,229)
Depreciation and amortization	(3,534)	(3,464)
Other income (expense)	2,037	(3,223)

Operating earnings	11,291	4,625

Cost of products sold for the lumber segment is net of chip transfers to the pulp segment of $1.6 million for the three months ended March 31, 2014 (2013 - $1.4 million).

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2014
(Unaudited)

Expenditures on property, plant and equipment and intangibles

	March 31,	March 31,
	2014	2013

Lumber	512	684
Pulp	(3,286)	4,922
Corporate and other	7	59

	(2,767)	5,665

Identifiable assets

	March 31,	December 31,
	2014	2013

Lumber	235,693	198,331
Pulp	129,548	137,878
Corporate and other	27,197	60,065

	392,438	396,274

12	Supplementary cash-flow information Net change in non-cash working capital items

	March 31,	March 31,
	2014	2013

Accounts receivable and other	3,819	(5,154)
Inventories	(36,799)	(30,667)
Prepaid expenses	2,065	4,470
Accounts payable and accrued liabilities	290	(573)

	(30,625)	(31,924)

	March 31,	March 31,
	2014	2013

Additions to property, plant and equipment and intangible assets	2,767	(5,813)
Changes in working capital for investing activities	626	2,818
Interest capitalized on qualifying assets	98	97

	3,491	(2,898)

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2014
(Unaudited)

13	Related-party transactions

The Company enters into transactions with Millar Western Industries Ltd. (“Industries”), its parent company. The Company earned revenue from Industries as follows:

	Three months ended March 31,
	2014	2013

Administration fees	98	92

Included in accounts receivable relating to these transactions	40	34

Fees are established at the cost to the Company plus a 5% markup.

The Company incurred costs charged by Industries as follows:

	Three months ended March 31,
	2014	2013

Chemical purchases	215	258

Other services	865	563

Accounts payable to Industries	393	705

Chemical purchases are charged to the Company at the same prices used for arms-length parties; facility and equipment transactions are charged at the cost to the parent company.